

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

April 19, 2012

<u>Via E-Mail</u>

R. Scott Falk, Esq.
Kirkland & Ellis
300 North LaSalle Street
Chicago, IL 60654

> **Re: Allos Therapeutics, Inc.**
> **Amendment No. 1 to Schedule TO filed on April 16, 2012**
> **Schedule TO filed on April 16, 2012**
> **Filed by Sapphire Acquisition Sub, Inc. and**
> **Spectrum Pharmaceuticals, Inc.**
> **File No. 5-60251**

Dear Mr. Falk:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Offer to Purchase</u>

<u>General</u>

1. We note that section 4.02 of the Tender and Voting Agreement provides for the payment of up to $25,000 to cover fees and expenses in connection with the tender and voting agreement and the transactions contemplated by the Merger Agreement, which would include the tender offer. Please advise as to how this payment is consistent with Rule 14d-10(a)(2), which requires that the consideration paid to any security holder for securities tendered in the tender offer is the highest consideration paid to any other security holder for securities tendered in the tender offer. In this regard, please further describe

the specific types of costs, fees and expenses that will be reimbursed. Please advise as to whether any of the costs, fees and expenses are payable in connection with the tender offer or are calculated based on the securities tendered in the tender offer, such as transfer agent or broker fees.

Source and Amount of Funds, page 26

2. Please revise to state the total amount of funds required to pay for all of the shares tendered in the offer if the offer is fully subscribed, and revise to clarify whether the Senior Secured Facility covers this total amount.

Conditions of the Offer, page 63

3. We note the bidders' right to waive conditions. If the bidders decide to waive any material conditions, please note that they must expressly announce their decision in a manner reasonably calculated to inform security holders of the waiver. In this regard, it appears that the waiver of the Minimum Condition or the HSR condition would constitute a material change requiring that at least five business days remain in the offer after such waiver. Please provide us with the bidders' views on this issue and whether or not waiver of the remaining conditions will constitute a material change. See Rule 14d-4(d).

4. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Please revise the last condition regarding a written agreement to terminate or postpone acceptance for payment since it is not apparent that shareholders will understand what events or non-events would "trigger" the condition, allowing you to abandon the offer. Please also revise to clarify how the Purchaser would be able to postpone acceptance for payment and still comply with Rule 14e-1(c) which requires prompt payment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· each bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

R. Scott Falk, Esq.
Kirkland & Ellis LLP
April 19, 2012
Page 3

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions